June 6, 2014

By EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0410

Attention:	Mr. Robert F. Telewicz Jr., Senior Staff Accountant

RE:	Retail Properties of America, Inc. (“RPAI”, “we” or the “Company”)
Form 10-K for the year ended December 31, 2013
Filed on February 19, 2014
File No. 001-35481

Dear Mr. Telewicz:

This letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 22, 2014 (the “Comment Letter”), providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments which required a response below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2013

Leasing Activity, page 26

1.	In future Exchange Act periodic reports, with respect to leases expiring in the next 12 months, please discuss any known trends regarding the relationship between contractual rents on these expiring leases and market rents.

Response:

In future Exchange Act periodic reports, we will add disclosure to the extent that we are aware of any known material trends regarding the relationship between contractual rents on leases expiring in the 12 months following period end and market rents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 28

2.	We note that fluctuations related to rental income were due to various factors. In future periodic filings please separately quantify and discuss each factor where material.

Response:

In future periodic filings, we will separately quantify and discuss individually material factors that affect fluctuations in rental income.

Funds From Operations, page 33

3.	We note that Operating FFO excludes the effects of transactions and other events that management considers not representative of operating results related to the core business platform. Please expand your disclosure to explain why these transactions or other events are not indicative of the company’s core business platform. In addition, please provide us with a detailed analysis of the amounts net with the amount labeled as “Other” and include a similar analysis in your disclosure to the extent material.

Response:

In future periodic filings, we will expand our disclosure to further explain why certain transactions and other events are excluded from our calculation of Operating FFO. Our proposed disclosure is below:

“We define Operating FFO as FFO excluding the impact of discrete non-operating transactions and other events which we do not consider representative of the comparable operating results of our core business platform, our real estate operating portfolio. Specific examples include, but are not limited to, the financial statement impact of gains or losses associated with the early extinguishment of debt or other liabilities, actual or anticipated settlement of litigation involving the Company, and impairment charges to write down the carrying value of assets other than depreciable real estate, which are otherwise excluded from our calculation of FFO.”

To the extent future material transactions or other events are excluded from the calculation of Operating FFO for reasons not specified above, we will amend our disclosure.

With respect to the amounts reported within the Company’s 2013 Form 10-K in the caption “Other” in the calculation of Operating FFO for the year ended December 31, 2013, the Company reported an aggregate balance of approximately $4.9 million, comprised of approximately $3.9 million of income associated with the extinguishment of other liabilities and approximately $1.0 million of income associated with litigation settlement proceeds or other miscellaneous non-operating income. Of the $3.9 million associated with the extinguishment of other liabilities, approximately $3.5 million relates to a gain on the extinguishment of the real estate tax liability of a property which qualified for discontinued operations treatment, whereas the remaining $0.4 million represents the Company’s pro rata share of the extinguishment of an acquisition earnout contingent liability recorded at one of its unconsolidated joint ventures upon expiration of the contingency period. The remaining $1.0 million reported within “Other” in the calculation of Operating FFO for the year ended December 31, 2013 consists of approximately $0.7 million of litigation settlement proceeds and $0.3 million of other miscellaneous non-operating income, which primarily was comprised of current period, non-operating income related to previously sold properties and income received to grant easement access rights at one of the Company’s existing properties. For the years ended December 31, 2012 and 2011, the Company reported approximately $1.7 million and $0.5 million, respectively, of income within “Other” in the calculation of Operating FFO, which represented the aggregate income associated with two settlement transactions in each period that was reported within “Other income, net” within the Company’s consolidated statements of operations and other comprehensive income (loss).

While management does not believe the amounts reported within “Other” in the calculation of Operating FFO for the years ended December 31, 2013, 2012 and 2011 were material, to the extent amounts reported in the caption “Other” are material in future periodic filings, we will include an analysis of the amounts reported within such caption in a form similar to the above discussion.

Distribution and Equity Transactions, page 35

4.	In future Exchange Act periodic reports, with respect to your ATM program, please disclose the use of proceeds for sales occurring during the reference period.

Response:

In future Exchange Act periodic reports, with respect to our ATM program, we will disclose the use of proceeds for sales occurring during the reference period.

Critical Accounting Policies and Estimates, page 39

Revenue Recognition, page 43

5.	We note your disclosure on page 43 that escalation clauses included in your lease agreements may include increases based upon the change in the consumer price index or similar indices. Please confirm for us and revise your disclosure to state, if true, that only those leases with fixed rent escalations are recognized on a straight-line basis.

Response:

We recognize revenue on a straight-line basis for only those leases that have fixed and measurable rent escalations. Any increases or decreases in lease payments that result from subsequent changes in an existing index or rate, such as the consumer price index, are contingent rentals and thus are recognized as income as it is accruable. We will modify the revenue recognition critical accounting policy disclosure in our Form 10-K to be filed for the fiscal year ending December 31, 2014 as follows:

“Rental income, for only those leases that have fixed and measurable rent escalations, is recognized on a straight-line basis over the term of each lease. The difference between such rental income earned and the cash rent due under the provisions of a lease is recorded as deferred rent receivable and is included as a component of “Accounts and notes receivable” in the accompanying consolidated balance sheets.”

Financial Statements and Supplementary Data

(4) Discontinued Operations and Investment Properties Held for Sale, page 62

6.	Please explain to us why the property sales that resulted in the company recognizing a gain of $5.8 million did not qualify for discontinued operations treatment. Cite any relevant accounting guidance in your response.

Response:

The $5.8 million of gain activity during 2013 which did not qualify for discontinued operations treatment primarily resulted from four separate transactions that were accounted for either as partial sales of in substance real estate in which significant continuing involvement was retained subsequent to closing or as the disposition of assets that did not represent components of the Company. The Company evaluated these transactions for discontinued operations treatment by considering the guidance within Accounting Standards Codification (“ASC”) Topic 205-20-45. As it relates to partial sales transactions, the Company considered the guidance within ASC Topic 360-20-40-46 through 49 in concluding that gain recognition was appropriate.

As requested in the Comment Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or would like to discuss the contents of this letter, please contact me at (630) 634-4230. Thank you for your consideration of this response.

Sincerely,

/s/ Angela M. Aman

Angela M. Aman

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Steven P. Grimes, President and Chief Executive Officer
Dennis K. Holland, Executive Vice President, General Counsel and Secretary

Retail Properties of America, Inc.

Daniel P. Adams

Goodwin Procter LLP